EXHIBIT 23.2

Consent of Independent Accountant

We hereby consent to the incorporation by reference in this Registration Statement of Wheeler Real Estate Investment Trust, Inc., of our reports, with respect to the Statements of Revenues and Certain Operating Expenses of Clover Plaza, South Square, Waterway Plaza, Westland Square, and St. George Plaza for the years ended December 31, 2012 and 2011.

/s/ Cherry Bekaert LLP

Virginia Beach, Virginia

April 25, 2014